UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: September 20, 2017
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 15, 2017, trivago N.V. (the “Company”) received the resignation of Dara Khosrowshahi as member and chairman of the Company’s Supervisory Board.  On September 18, 2017, the Company’s Supervisory Board approved such resignation, and elected Mark Okerstrom, President and Chief Executive Officer of Expedia, Inc., to replace Mr. Khosrowshahi as chairman of the Supervisory Board. In addition, Robert Dzielak, Executive Vice President, General Counsel and Secretary of Expedia, Inc., has been designated as temporary member of the Supervisory Board, pending his appointment by the Company's general meeting of shareholders next year. Upon his appointment as temporary member of the Supervisory Board, Mr. Dzielak will have all powers and responsibilities of a Supervisory Board member, as if he had been appointed by the general meeting of shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: September 20, 2017	By:	/s/ Axel Hefer
Axel Hefer
(Chief Financial Officer)